SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2002



                               CP SHIPS LIMITED

    ------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F____              Form 40-F        X
                                                     -

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes______         No_______

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                                      (Registrant)
Date:  9 September 2002
                                           By:  /s/ John K. Irving
                                               -------------------------------
                                               Name:   John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary



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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page

10.1     Press Release of CP Ships Limited "CP SHIPS TAKES DELIVERY
OF CONTSHIP AURORA SHIP INVESTMENT PROGRAM CONTINUES
ON SCHEDULE",
dated 9 September 2002.                                                     4




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



                                                                  Exhibit 10.1


          CP SHIPS TAKES DELIVERY OF CONTSHIP AURORA SHIP INVESTMENT
                         PROGRAM CONTINUES ON SCHEDULE

LONDON, UK (9th September 2002) - CP Ships Limited, one of the world's leading container shipping companies, has taken delivery of the 4100 teu Contship Aurora. It is the second in a series of new containerships being built under the company's $800 million ship replacement program and the first of three specially designed to carry a high proportion of refrigerated containers.

Built by Daewoo in South Korea, Contship Aurora is destined for the Europe-Australasia trade lane where Contship Containerlines, one of CP Ships' seven brands, is upgrading its services with faster transit times, improved frequency and increased ability to serve customers' needs for greater refrigerated capacity.

CP Ships is more than halfway through its overall ship replacement program, which remains on schedule. By the middle of 2003, ten new, 13 used and six long-term charters will have replaced ships on short to medium-term charter. This will increase the owned and long-term committed fleet to more than 70% of total capacity from about 30% when the program started in 2000. By owning a higher proportion of its ship fleet CP Ships can reduce operating costs over the medium and long term and improve the availability of specialized ships, such as the Contship Aurora.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. Its fleet of about 80 ships carries two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is traded on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information, visit the CP Ships website (www.cpships.com).

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or



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

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.





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